
06011365

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

9 February 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose copies of two Stock Exchange Announcements released on 9 February 2006.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

Encl.

PROCESSED
MAR 07 2006
THOMSON FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2006
WASH. D.C.
209

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\C - SEC - Holding(s) in Company - 09Feb06.doc

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Announcement Body Information:

On 8 February 2006, Severn Trent Plc (the "Company") was informed that the shareholding of Fidelity International Limited (FIL), and its direct and indirect subsidiaries, in the Ordinary Shares of $65^{5/19}$p each of the Company had increased by 1,385,211 shares to 14,913,308 shares, representing 4.29% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com

Announcement Body Information:

On 9 February 2006, Severn Trent Plc (the "Company") was informed that the shareholding of Fidelity International Limited (FIL), and its direct and indirect subsidiaries, in the Ordinary Shares of $65^{5/19}$p each of the Company had decreased by 1,133,700 shares to 13,779,608 shares, representing 3.96% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com